Exhibit 99.2
IFRS-INR Press Release

Infosys Announces Results for the Quarter Ended June 30, 2011

Q1 revenues grew by 20.8% Year on Year; sequentially grew by 3.2%

Mysore, India – July 12, 2011

Highlights

Consolidated results under IFRS for the quarter ended June 30, 2011
  Revenues were 7,485 crore for the quarter ended June 30, 2011; QoQ growth was 3.2%; YoY growth was 20.8%
  Net profit after tax was 1,722 crore for the quarter ended June 30, 2011; QoQ decline was 5.3%; YoY growth was 15.7%
  Earnings per share (EPS) was 30.14 for the quarter ended June 30, 2011; QoQ decline was 5.3%; YoY growth was 15.7%
Others
  26 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 9,922 employees (net addition of 2,740) for the quarter by Infosys and its subsidiaries
  1,33,560 employees as on June 30, 2011 for Infosys and its subsidiaries
“We have re-organized the company to be more industry domain focused which will accelerate innovation and make us more responsive to clients’ needs” said S. Gopalakrishnan, CEO and Managing Director. “We believe that Infosys is well positioned to be a transformational partner for large clients even as they navigate through uncertain times.”

Business outlook

The company’s outlook (consolidated) for the quarter ending September 30, 2011 and for the fiscal year ending March 31, 2012, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS – consolidated*

Quarter ending September 30, 2011
  Revenues are expected to be in the range of 7,699 crore and 7,810 crore; YoY growth of 10.8% to 12.4%
  Earnings per share (EPS) is expected to be in the range of 29.64 and 30.15; YoY decline of 2.5% to 0.9%
Fiscal year ending March 31, 2012
  Revenues are expected to be in the range of 31,777 crore and 32,311 crore;  YoY growth of 15.5% to 17.5%
  Earnings per share (EPS) is expected to be in the range of 128.20 and 130.08; YoY growth of 7.3% to 8.9%
* Conversion 1 US$ = 44.50

Outlook under IFRS - consolidated**

Quarter ending September 30, 2011
  Revenues are expected to be in the range of $1,730 million and $1,755 million; YoY growth of 15.6% to 17.3%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $0.67 and $0.68; YoY growth of 3.1% to 4.6%
Fiscal year ending March 31, 2012
  Revenues are expected to be in the range of $7.13 billion and $7.25 billion;  YoY growth of 18% to 20%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $2.88 to $2.92;YoY growth of 10.0% to 11.5%
** Exchange rates considered for major global currencies: AUD / USD – 1.07; GBP / USD – 1.60; Euro / USD – 1.45

Awards and recognition

Infosys was recognized by analysts, industry bodies and other influencers in the last quarter.

Infosys topped a list of global brands in India emerging as “the most admired” thought leader in a survey by TLG Communications and GlobeScan.

Infosys was ranked among the greenest Indian brands for the third consecutive year in a consumer survey conducted by Cohn & Wolfe, Esty Environmental Partners and Penn Schoen and Berland Associates. The company was also ranked fourth in the International Association of Outsourcing Professionals® (IAOP®) '2011 Global Outsourcing 100®'.

Independent research firm, Forrester Research positioned Infosys as a leader in The Forrester Wave™: Salesforce.com Implementation, Q2 2011. The report cites Infosys as a "strong choice for firms seeking salesforce.com expertise.” The Forrester Wave™: Oracle Service Providers also cites that Infosys as one of the first to achieve the exclusive Diamond Partner status and the company continues to be a leading partner for R&D and co-development for Oracle solutions.

The 14th Annual Australasian Shared Services & Outsourcing Week in Melbourne saw Infosys BPO’s partnership with National Australia Bank being awarded for excellence in customer service. The Alstom-Infosys partnership has been selected as one of the three finalists from over 3,000 entries in the ‘Sustainability’ category for the development of Alstom’s “Optiplant”, a Power Plant Control and Optimization solution. Infosys has also been recognized by Triumph Aerostructures - Vought Aircraft Division, and was awarded the ‘Top Offshore Engineering Supplier of the Year 2010’. The company has won this award two years in a row.

Expansion of services and significant projects

Infosys is focused on delivering measurable business value to clients - whether it be initiating transformational process changes, accelerating innovation or driving best-in-class efficiencies.

Consulting & System Integration

Infosys has developed a world-class business consulting model to recharge technology-led transformation for enterprises.

We transformed the IT environment of a large telecom Original Equipment Manufacturer (OEM) to a cloud-based model. For another leading networking OEM, we are managing the engineering activities for the development of a collaboration and communication product.

For an aerospace company, we re-engineered a large application resulting in productivity enhancements. A leading provider of clean, green technology, products and services partnered with us to develop a business transformation solution to define its core process model in emerging and developed markets.

A communications company engaged us to develop a dealer compensation analysis framework to identify segments of profitable dealers, enabling targeted strategies for each customer and improving the client’s return on investment.

For a U.S.-based investment management company, we are building a technology solution to transform its dealer compensation and management platform. We rationalized the research and development process of a large computer manufacturer achieving cost savings. An information publisher partnered with us in a global human resource application rollout to effectively capture and manage workforce data.

A U.S.-based high tech major partnered with us for cloud analytics and insights, resulting in improved return on investment through better customer service. For a leader in aerospace products we are managing the PeopleSoft Center of Excellence (CoE) and services, leading to cost savings through optimized global delivery of services. For a global retail major, Infosys delivered a secure cloud-based solution that tracks carbon footprints of its supplier ecosystem to help identify preferred suppliers for its business.

Business Operations

Our best-practice approach to efficiently run small or large portions of our client’s business will free up resources for transformation and innovation-led growth projects.

We partnered with a leading aircraft manufacturer’s infrastructure department for application integration, release management and infrastructure support. An aerospace major engaged us to enhance its knowledge-based engineering tools to improve product development performance and cycle time. A European airline selected us to transform its business processes, governance and organizational skill management, leading to enhanced business-IT alignment.

A provider of integrated logistics services selected us to provide production support and maintenance services for its application development and maintenance services (ADM) and Priority Support and Maintenance (PS&M) operations. For a large U.K.-based communications provider we built online self-service capabilities, resulting in substantial cost savings through a reduction in call volumes to data centers. For a leading communications services provider we implemented a workforce transformation solution.

We provided testing services for the Smart Meter project of a large electric utilities company, leading to a reduction in total cost of ownership and improving the quality of the final product. A global energy management solutions company engaged us to enhance its building automation database, allowing its customers to migrate to a new framework and save licensing costs.

A vehicle glass repair and replacement company selected us to implement its global warehouse management system and host the infrastructure for the program. We also implemented infrastructure management services for a social networking company leading to improved incident management.

For a top U.S. bank we successfully implemented a Siebel Customer Relationship Management (CRM) solution and Siebel Universal Customer Master (Siebel UCM) in addition to providing functional testing services.

Infosys BPO continued to be a significant agency for handling outsourced services. A leading telecom wireless carrier engaged us to deliver purchase order management services, enabling the client to improve its service level agreements. For a leading bank, Infosys BPO enhanced productivity by managing back office operations including bank deposit operations, mortgage and investment services. We also managed the back office operation for a leading Dutch insurance major, improving quality and saving costs for the client. An electronics and industrial engineering major partnered with Infosys BPO for transition support for captive shared service centers, leading to operational excellence.

Products, Platforms & Solutions

We continued to partner with clients enabling them to leverage new business growth opportunities based on our strength and ability to co-create and accelerate innovation.

A semi-conductor major partnered with us to accelerate its products pipeline by involving us in the designing, developing and testing of new chipsets. Another global semiconductor company chose us to create an Infosys Center of Excellence (CoE) for middleware products.

We helped a fashion retailer in the rollout of a unique mobile point of sale solution across its full-line stores in the U.S. leading to improved customer satisfaction. For a leading general retailer we created an outdoor experience theater and personal interactive console to attract customers into stores and increase sales.

We helped a hotel supplier in the development of an iPhone and iPad application to provide end customers access to recipes, improving engagement with customers and marketing efforts. For a cable Multiple System Operator (MSO) in the U.S. we developed an iPad application for video streaming, helping the client launch its products in the market ahead of competition. For another cable MSO we developed and successfully launched a phone web manager which allows customers to manage several phone features using a web interface.

We helped a telecom company in the Australia and New Zealand region migrate from 3G network to higher bandwidth technologies like High Speed Packet Access (HSPA) and Long Term Evolution (LTE), enabling faster rollout of technologies and better customer satisfaction. An energy company in Australia partnered with us to build a testing Center of Excellence (CoE) for IT quality and test management.

“Our top five clients grew by 8.2% this quarter” said S. D. Shibulal, Member of the Board & Chief Operating Officer. “Volumes grew by 4.0% as a result of our tactical engagement with large clients. Our initiatives to address the company’s transition into the next generation of global consulting and technology services will position us as a high-quality player in the IT services space.”

Finacle™

Finacle™, our universal banking solution won 11 deals this quarter. Of these three were from the Asia Pacific region (APAC) and eight were from Europe, Middle East and Africa (EMEA). 20 client projects went live this quarter of which 11 were from APAC, six from EMEA and three from the Americas.

Finacle™ also announced the availability of Finacle Lite™, the banking solution on a private cloud environment for co-operative banks, community banks and credit unions worldwide. This is an integrated and pre-configured solution that supports all core banking processes across business product lines, entities and currencies in addition to automating critical banking functions.

Finacle™ is being used by over 148 banks across 72 countries to power operations across 47,000 branches. Today, Finacle enables its customer banks to serve 390 million accounts and 289 million consumers worldwide.

Finacle is also leading the financial inclusion objective in India. 45 of the 82 Regional Rural Banks (RRBs) in the country have opted to leverage Finacle across 9,900 branches.

“Our mission to engineer rural India’s progress through financial inclusion is rapidly gaining momentum” said S. Raman, Chairman & Managing Director, Canara Bank. “With more than 800 branches covering the states of UP, Karnataka and Kerala through three Regional Rural Banks, we are truly geared to further expand our rural reach. We are happy to have Finacle™ power this journey towards enhancing our service delivery and promoting financial inclusion.”

Infosys iEngage™

This quarter Infosys iEngage™ signed five strategic wins with large global enterprises. Infosys iEngage™ is a Digital Consumer Platform that helps enterprises engage with consumers across the marketing-sales-service lifecycle. It empowers businesses to accelerate awareness, deepen relationships, grow revenue and delight customers.

Infosys iEngage™ also unveiled its new Social Commerce and enhanced Employee Engagement platform. All five platforms of Infosys iEngage™ are now available on smartphone-enabled devices. Infosys iEngage™ can be delivered through Infosys cloud or client cloud in the Software as a Service (SaaS) model.

Infosys is helping a global technology company to assess and adopt iEngage™ for their employee collaboration to help improve workforce productivity, accelerate time to market of their products and increase sales. A global manufacturing major selected Infosys iEngage™ to understand consumer sentiments about their brands on the social web and to devise ways of better engaging with these consumers around their brands.

For a large European bank, Infosys iEngage™ has been selected to participate in the Social Media Center of Excellence, to drive the overall adoption of Social Media solutions for the bank. A global technology major has also selected Infosys iEngage™ to drive its social listening strategy and implementation for a new product launch.

Infosys Health Benefit Exchange

This quarter we launched Infosys Health Benefit Exchange, a cost-effective solution designed to help set up the insurance exchanges. This will allow payers to market plans more efficiently while allowing them to get fast and personalized quotes. The unique transaction-based financial model provides participating plans with a more direct and cost-effective route to consumers than individual brokers, and eliminates the requirement of upfront capital investment for states, allowing them to operate their insurance exchanges at almost no cost.

Process Innovation

During the first quarter, Infosys applied for 27 patent applications in India and the U.S. With this, Infosys has an aggregate of 381 patent applications (pending) in India and the U.S. and has been granted 25 patents by the United States Patent and Trademark Office.

Liquidity

As on June 30, 2011, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was 16,969 crore (16,005 crore as on June 30, 2010).

“We continue to focus on high-quality growth balancing both revenue growth and margins” said V. Balakrishnan, Member of the Board & Chief Financial Officer. “We are making the right investments to position ourselves as the partner of choice for large global clients.”

Human resources

During the quarter, Infosys and its subsidiaries added 9,922 employees (gross). The net addition during the quarter was 2,740.

About Infosys Ltd

Many of the world’s most successful organizations rely on the 1,33,560 people of Infosys to deliver measurable business value. Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise.

For more information about Infosys (NASDAQ: INFY), visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2011 and on Form 6-K for the quarters ended June 30, 2010, September 30, 2010 and December 31, 2010.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 Avishek_lath@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Priyanka Waghre, India +91 95388 77561 Priyanka_Waghre@infosys.com	Soctt Arenson, USA +1 (703) 527 2560 sarenson@golinharris.com

Infosys Limited and subsidiaries
(In crore except share data)
	June 30, 2011	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	16,916	16,666
Available-for-sale financial assets	29	21
Investment in certificates of deposit	24	123
Trade receivables	4,880	4,653
Unbilled revenue	1,392	1.243
Derivative financial instruments	81	66
Income tax assets	608	616
Prepayments and other current assets	953	871
Total current assets	24,883	24,259
Non-current assets
Property, plant and equipment	4,888	4,844
Goodwill	826	825
Intangible assets	46	48
Available-for-sale financial assets	21	23
Deferred income tax assets	378	378
Income tax assets	377	377
Other non-current assets	523	509
Total non-current assets	7,059	7,004
Total assets	31,942	31,263
LIABILITIES AND EQUITY
Current liabilities
Trade payables	21	44
Current income tax liabilities	1,036	817
Client deposits	15	22
Unearned revenue	526	518
Employee benefit obligations	107	140
Provisions	121	88
Other current liabilities	1,954	1,994
Total current liabilities	3,780	3,623
Non-current liabilities
Employee benefit obligations	331	259
Other non-current liabilities	79	78
Total liabilities	4,190	3,960
Equity
Share capital- 5 ($0.16) par value 60,00,00,000 equity shares authorized, issued and outstanding 57,13,54,092 and 57,13,17,959, net of 28,33,600 treasury shares each as of June 30, 2011 and March 31, 2011, respectively	286	286
Share premium	3,085	3,082
Retained earnings	24,245	23,826
Other components of equity	136	109
Total equity attributable to equity holders of the company	27,752	27,303
Total liabilities and equity	31,942	31,263

Infosys Limited and subsidiaries
(In crore except share data)
	Three months ended June 30, 2011	Three months ended June 30, 2010
Revenues	7,485	6,198
Cost of sales	4,577	3,648
Gross profit	2,908	2,550
Operating expenses:
Selling and marketing expenses	398	339
Administrative expenses	558	456
Total operating expenses	956	795
Operating profit	1,952	1,755
Other income	443	239
Profit before income taxes	2,395	1,994
Income tax expense	673	506
Net profit	1,722	1,488
Other comprehensive income
Fair value changes on available - for-sale financial asset, net of tax effect	(1)	(7)
Exchange differences on translating foreign operations	28	(17)
Total other comprehensive income	27	(24)
Total comprehensive income	1,749	1,464
Profit attributable to:
Owners of the company	1,722	1,488
Non-controlling interest	–	–
	1,722	1,488
Total comprehensive income attributable to:
Owners of the company	1,749	1,464
Non-controlling interest	–	–
	1,749	1,464
Earnings per equity share
Basic ($)	30.14	26.06
Diluted ($)	30.14	26.05
Weighted average equity shares used in computing earnings per equity share
Basic	57,13,33,499	57,10,36,067
Diluted	57,13,96,376	57,13,32,571
NOTE:
1.	The audited Profit & Loss Account for the quarter ended June 30, 2011 has been taken on record at the Board meeting held at Mysore on July 12, 2011
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com